Exhibit 4.39

2020-2022 Finance and Lease Service Framework Agreement

Party A: China Southern Airlines Company Limited

Legal Representative: Wang Chang Shun (王昌顺)

Address: China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou

Party B: China Southern Air Leasing Company Limited* (南航国际融资租赁有限公司)

Legal representative: Xie Bing

Address: 15th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou

Liaison: Li Hua (李华)	Phone number: 020-86130923

“Party A” as mentioned in this Agreement includes China Southern Airlines Company Limited (“CSA”) and its wholly-owned and controlled subsidiaries and their wholly-owned and controlled subsidiaries. “Party B” as mentioned in this Agreement includes China Southern Air Leasing Company Limited (“CSA Leasing”) and its wholly-owned subsidiaries or wholly-owned project subsidiaries established by CSA Leasing.

Following the principle of equality and mutual benefit through mutual discussion, the following Framework Agreement has been reached in relation to the provision of finance and lease service to Party A by Party B:

Chapter I General

Section 1 For part of the aircraft required by Party A for operation in 2020-2022 (including helicopter, collectively as “Aircraft”), simulator, engine, aviation materials and special equipment (including special vehicles, the equipment for transport handling, security check, communication navigation, flight training, maintenance and testing, and process equipment, etc., collectively as “Special Equipment”), Party B agrees to provide Party A with finance or operating lease service.

Chapter 2 Specific Agreement

Section 2 Under this Framework Agreement, Party A and Party B will enter into separate finance Agreements on specific transactions concerning the Aircraft, simulator, engine, aviation materials and Special Equipment. The main content is as follows.

Lessor(s): CSA Leasing or its wholly-owned subsidiaries or wholly-owned project subsidiaries established by CSA Leasing.

Lessee(s): CSA or its wholly-owned / controlled subsidiaries or their wholly-owned or controlled subsidiaries.

Subject matter: Aircraft, simulator, engine, aviation materials and Special Equipment.

Leasing mode: finance lease.

Financing amount: no more than 100% purchase price of the subject matter.

Rental rate: as agreed by the lessor(s) and lessee(s).

Total rental fee: including principal and interest.

Rental fee payment: The rental fee, of which the principal portion is measured according to the equal-principal or average-capital-plus-interests standard, or such standard of measurement as otherwise agreed by the lessor(s) and lessee(s), is payable monthly, quarterly or semi-annually in arrears, commencing on the delivery date of the subject matter. The Lessor(s) will provide the Lessee(s) full value added tax invoices in respect of the principal amount for the subject matter and the interest thereunder, which enables the Lessee(s) to deduct value added tax.

Handling fee: The handling fee of the Aircraft, simulator or engine which is not more than 1% of the principal amount shall be paid by the Lessee(s) to the Lessor(s) prior to the commencement of the delivery date or on the agreed date after the delivery date; the handling fee of aviation materials and Special Equipment which is not more than 1.5% of the principal amount shall be paid by the Lessee(s) to the Lessor(s) prior to the commencement of the delivery date or on the agreed date after the respective delivery date.

Ownership of the leased equipment: During the lease period, the Lessor(s) have ownership of the subject matter. After the lessee(s) pays the last rental fee and the final nominal repurchase price to the lessor(s), the ownership of the subject matter shall belong to the lessee(s). At that time, the lessor(s) shall go through relevant procedures and transfer the ownership of the subject matter to the lessee(s).

Section 3 Under this Framework Agreement, Party A and Party B will enter into separate operating lease agreement(s) in respect of the Aircraft and engine on specific transactions:

Lessor(s): CSA Leasing or its wholly-owned project subsidiaries established by CSA Leasing.

Lessee(s): CSA or its wholly-owned / controlled subsidiaries, or their wholly-owned and controlled subsidiaries.

Subject matter: Aircraft and engines with the lease term of more than one year.

Leasing mode: operating lease.

Rental rate: as agreed by the Lessor(s) and Lessee(s).

Rental fee payment: Rental fee is payable monthly or quarterly in advance commencing on the delivery date or the subrogation date of the Aircraft and/or engine.

Ownership of the leased equipment: During the lease period, the Lessor(s) have ownership of the Aircraft and engine and the Lessee(s) have the rights to use the Aircraft and engine. Upon the expiry of the lease period, the Lessee(s) should return the Aircraft and engine to the Lessor(s).

Chapter 3 Special Agreement

Section 4 The parties shall apply market-based pricing principles ex aequo et bono when determining the pricing for the transactions.

Section 5 Party A may mandate the finance lease arrangements for the Aircraft, simulator, engine, aviation materials and Special Equipment to Party B depending on the following prerequisites:

(1) The stable operation of Party B and its qualification and ability in engaging in large-scale aircraft, simulator, engine, aviation materials and special equipment finance lease transactions.

(2) The comprehensive costs regarding the financing proposal(s) and handling fee provided by Party B to Party A based on the results of Party A’s requests for proposals or other bidding processes is not higher than the comprehensive costs regarding the same type of transaction carried out during the relevant period or those provided by at least three independent third parties who have received Party A’s requests for proposals or other bidding processes.

(3) The capability of Party B to issue value added tax invoices for the principal amount and interest payments of finance lease, which enables the Lessee(s) to deduct value added tax.

Section 6 Party A may mandate the operating lease arrangement for the Aircraft or engines depending on the following prerequisites:

(1) The Aircraft or engine are owned by Party B with proprietary rights.

(2) The rental fee regarding the operating lease proposal(s) provided by Party B to Party A is not higher than rental fee currently borne by Party A on the same types of assets, with reference to the similar model and similar age for the aircraft in the domestic market and the similar model for the engines in the domestic market, or the comprehensive costs provided by at least three independent third parties who have received the Company’s requests for proposals or other bidding processes.

Section 7 The total rental fee payable by Party A to Party B for Aircraft, simulator, engine, aviation materials and Special Equipment under finance lease during the lease period shall be: no more than the cap of US$5.1 billion or equivalent RMB in 2020; no more than the cap of US$5 billion or equivalent RMB in 2021; and no more than the cap of US$4.4 billion or equivalent RMB in 2022. The total handling fee payable by Party A to Party B for Aircraft, simulator, engine, aviation materials and Special Equipment under the finance lease shall be: no more than the cap of US$39.52 million or equivalent RMB in 2020; no more than the cap of US$38.68 million or equivalent RMB in 2021; and no more than the cap of US$34.31 million or equivalent RMB in 2022.

Pursuant to the recognition criteria of IFRS 16 and Chinese Accounting Standard for Business Enterprises No. 21, the parties confirmed that the finance lease of which Party A as the lessee(s) will be recognised as right-of-use assets in accordance with this Agreement. For the three years ended 31 December 2020, 2021 and 2022, the proposed annual caps under this Agreement shall be US$3.922 billion, US$3.833 billion and US$3.385 billion or equivalent RMB respectively.

The rental fee payable by Party A to Party B in respect of Aircraft and engine under the operating lease shall be: no more than the cap of US$135 million or equivalent RMB in 2020; no more than the cap of US$255 million or equivalent RMB in 2021; and no more than the cap of US$ 368 million or equivalent RMB in 2022.

The total rental fee payable by Party A to Party B in respect of Aircraft and engine under the operating lease during the lease term shall be: no more than the cap of US$1.385 billion or equivalent RMB in 2020; no more than the cap of US$1.213 billion or equivalent RMB in 2021; and no more than the cap of US$1.201 billion or equivalent RMB in 2022.

Pursuant to the recognition criteria of IFRS 16 and Chinese Accounting Standard for Business Enterprises No. 21, the parties confirmed that the operating lease of which Party A as the lessee(s) will be recognised as right-of-use assets. For the three years ended 31 December 2020, 2021 and 2022, the annual caps under this Agreement shall be US$1.116 billion, US$961 million and US$949 million or equivalent RMB respectively.

Chapter 4 Default Liabilities

Section 8 Party A and Party B shall strictly perform their respective obligations under this Agreement. Any party breaching the provisions under this Agreement shall constitute a breach. The default party shall bear the default liabilities pursuant to the relevant provisions of the PRC Contract Law, while the other party shall have the right to terminate this Agreement.

Section 9 If Party A and Party B only breach the specific agreement signed under this Framework Agreement, such default shall be handled in accordance with the provisions of the specific agreement and shall not affect this Framework Agreement and other specific agreements therein.

Chapter 5 Taking Effect and Validity of this Agreement

Section 10 The validity of this Agreement shall be three years from 1 January 2020 to 31 December 2022. This Agreement shall be subject to the approval by the board of directors and general meeting of CSA. This Agreement shall be legally binding upon both parties since the effective date.

Section 11 Unless otherwise specified or required in the listing rules applicable to Party A, the parties may sign an extension agreement within 30 days prior to the expiry date, subject to written consent agreed by both parties and the approval by the board of directors and general meeting of CSA.

Chapter 6 Supplementary Provisions

Section 12 Without prior written consent from both parties, neither party shall change or amend the terms and content of this Agreement. The supplements and amendments which form the written supplemental agreement shall be legally binding on both parties only after both parties’ mutually consent.

Section 13 For the matters not mentioned herein, both parties shall otherwise negotiate and sign a supplemental agreement in writing, and such written supplemental agreement shall have the same legal effect as this Agreement.

Section 14 For any dispute arising from the interpretation, validity and execution process of this Agreement, Party A and Party B shall try to settle by friendly negotiation. If negotiation fails, any party may initiate a suit to the People’s Court in Baiyun District, Guangzhou.

Section 15 This Agreement is made in six counterparts with each party holding three counterparts, and each one has equal legal effect.

Party A:

Authorized representative:

Date:     /   /   /(Day/Month/Year)

Party B:

Authorized representative:

Date:     /   /   /(Day/Month/Year)